#82-2948

FORM 55-102F6

INSIDER REPORT

(See instructions on the back of this report)

02049052

RECEIVED
AUG 07 2002
WASH., D.C.
SEC MAIL PROCESSING SECTION 154

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

TENKE MINING CORP.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

DATE OF LAST REPORT FILED: 1 2 0 7 0 2 (DAY MONTH YEAR)

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: (DAY MONTH YEAR)

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: CRAIG

GIVEN NAMES: JOHN H.

NO.: 8 STREET: SAUNDERS STREET APT:

CITY: TORONTO PROV: ON POSTAL CODE: M 5 M 3 S 4

BUSINESS TELEPHONE NUMBER: 4 1 6 - 8 6 9 - 5 7 5 6

BUSINESS FAX NUMBER: 4 1 6 - 3 5 0 - 6 9 5 1

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA
[X] BRITISH COLUMBIA
[ ] MANITOBA
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA
[X] ONTARIO
[ ] QUÉBEC
[ ] SASKATCHEWAN

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) DESIGNATION OF CLASS OF SECURITIES	(B) BALANCE OF CLASS OF SECURITIES ON LAST REPORT	TRANSACTIONS						(D) PRESENT BALANCE OF CLASS OF SECURITIES HELD	(E) DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	(F) IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
		(C) DATE (DAY MONTH YEAR)	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US			
COMMON	81,300	18 07 02	10		20,000	100		61,300	1	

BOX 6. REMARKS

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): JOHN H. CRAIG

SIGNATURE:

DATE OF THE REPORT: 2 5 0 7 0 2 (DAY MONTH YEAR)

ATTACHMENT [ ] YES [X] NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

BCSC 55-102F6 Rev. 2001 / 6 / 25   VERSION FRANÇAISE DISPONIBLE SUR DEMANDE